SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Recognizes 2024 PSAPs’ Finest Award Winners for Achievements in Emergency Communications, dated October 1, 2024

99.2          NICE Actimize Wins 2024 Datos Insights Fraud & AML Impact Award for Best AML Transaction Monitoring Innovation, dated October 8, 2024

99.3          NICE Expands CXone Mpower – The Ultimate AI Hyper Platform for Customer Service Automation, dated October 22, 2024

99.4          NICE Named a Leader in the 2024 Gartner® Magic Quadrant™ for Contact Center as a Service For 10th Consecutive Year, dated October 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: November 6, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Recognizes 2024 PSAPs’ Finest Award Winners for Achievements in Emergency Communications, dated October 1, 2024

99.2          NICE Actimize Wins 2024 Datos Insights Fraud & AML Impact Award for Best AML Transaction Monitoring Innovation, dated October 8, 2024

99.3          NICE Expands CXone Mpower – The Ultimate AI Hyper Platform for Customer Service Automation, dated October 22, 2024

99.4          NICE Named a Leader in the 2024 Gartner® Magic Quadrant™ for Contact Center as a Service For 10th Consecutive Year, dated October 30, 2024